Exhibit 99.1

Provident Announces 2010 Second Quarter Results and August Cash Distribution

News Release 17-10
August 11, 2010

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announces its 2010 second quarter interim financial and operating results and the August cash distribution of $0.06 per unit.

“While two significant transactions impacted the results of the quarter, results from our core midstream business were in-line with our expectations, with first half gross operating margins exceeding those generated during the first half of 2009 by nine percent.” said Doug Haughey, President & Chief Executive Officer. “As we exit the second quarter, we are very excited about moving Provident forward as a pure play NGL midstream business.”

2010 Second Quarter Summary

The second quarter of 2010 included the following two non-recurring events that significantly impacted second quarter and year to date earnings, adjusted EBITDA and funds flow from operations.  Given the significant impact of these non-recurring events Provident has adjusted its funds flow and adjusted EBITDA to exclude their cash impact.  These adjusted amounts are provided as an additional measure to evaluate the performance of Provident’s pure play infrastructure business in the period and to provide additional information to assess future earnings and funds flow generating capability. (Further discussion is included in the MD&A section of this release.)

Sale of Provident’s Upstream Business Unit

On June 29, 2010, Provident completed the sale of its Upstream business unit to Midnight Oil Exploration Ltd. to form Pace Oil & Gas Ltd. The transaction proceeds were comprised of $120 million in cash and approximately 32.5 million Pace shares issued directly to Provident unitholders. Total non-cash distributions to unitholders as a result of the sale of the Upstream business unit to Midnight were approximately $309 million or $1.16 per Provident unit. More information for calculating the cost basis related to the distribution can be found in Provident’s second quarter MD&A and on its website at www.providentenergy.com.

Midstream Financial Derivative Contract Buyout

Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with its Midstream business unit for a total cost of $199 million. The offsetting unrealized gain of $177 million is not reflected in Provident’s funds flow from operations or adjusted EBITDA as it is a non-cash recovery. The buyout of these hedging positions will allow the Trust to refocus its commodity price risk management program by forward selling a portion of actual produced natural gas liquids (NGL) products and inventory. The base term will lock-in margins on a rolling 12 months, but may be extended to 24 months depending on market conditions and liquidity.

Financial and Operational Summary

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Provident Midstream generated gross operating margin of $49 million in the second quarter, a decrease of 12 percent compared to the prior year. The decrease in operating margin was primarily due to reduced NGL sales volumes and lower realized propane-plus unit margins as lower eastern gate natural gas flows at Empress resulted in higher extraction premiums. Propane-plus demand was also lower in the Western Canadian and U.S. marketplaces due to continued weakness in parts of the U.S. Midwest economy and lower condensate pricing. Year to date, the Trust has generated gross operating margin of $138 million, a nine percent increase from the $126 million generated in the first six months of 2009.

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Adjusted EBITDA from continuing operations, excluding the realized losses on the one time buyout of financial derivative instruments and strategic review and restructuring costs, was $35 million in the second quarter, an increase of 25 percent from $28 million in the second quarter of 2009. The increase is largely attributable to lower realized losses on financial derivative instruments and lower year over year general and administrative expenses.

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Cash distributions to unitholders in the second quarter were $48 million ($0.18 per unit) resulting in an adjusted payout ratio of 120 percent. The second quarter payout ratio reflects the seasonal nature of Provident’s business. Year to date, Provident’s adjusted payout ratio totaled 110 percent which includes the impact of the hedging losses incurred prior to the Midstream derivative contract buyout in April 2010.

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Provident Midstream sold approximately 94,000 barrels per day (bpd) of NGL in the second quarter, a decrease of nine percent from approximately 103,000 bpd in the second quarter of 2009. The decrease resulted from lower eastern gate natural gas flows at Empress and lower propane, butane and condensate demand in the Western Canadian and U.S. marketplaces due to warmer spring temperatures and continuing weakness in parts of the U.S. Midwest economy.

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Provident continues to achieve growth in its stable fee for service margin business. Gross operating margin for the commercial services business line was approximately $15 million for the second quarter, a six percent increase from the comparable period in 2009. Provident’s new condensate storage caverns that were brought online in the latter half of 2009 account for the majority of the increase.

•	Provident maintained its financial flexibility during the quarter with net debt to adjusted funds flow from continuing operations for the twelve months ended June 30, 2010 of 2.5 to one.

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Provident entered into a new a credit facility with its banking syndicate for the midstream business. The new $500 million facility can be expanded to $750 million under an accordion feature at the option of the Trust. The credit facility also provides a separate $60 million Letter of Credit facility.

Guidance Update

Provident confirms, given updated forward pricing assumptions, it expects to be at the lower end of its estimated 2010 adjusted EBITDA guidance range of $200 to $230 million. Provident’s guidance range is subject to certain market and operational assumptions, including normal weather conditions, and excludes the one-time cost of the financial derivative instruments buyout in the second quarter of 2010 and strategic review and restructuring costs.  This guidance is based, in part, on the revised 2010 second half average price assumptions of U.S. WTI crude $78.20 per barrel, AECO gas Cdn$3.85 per gj, Canadian/U.S. dollar exchange rate of 1.04 and a Mont Belvieu propane price at 58 percent of the WTI crude oil price.

Conversion Update

Provident is finalizing its plans for a corporate conversion expected to occur near the end of the fiscal year. Clarity in the conversion legislation from the Government of Canada is expected soon, at which time Provident will update unitholders with more information regarding the corporate conversion approach and dividend policy. Based on available information, management expects Provident will be in a position, subject to the price environment, to utilize existing tax pools to offset corporate income taxes through 2013.

August Cash Distribution

The August cash distribution of $0.06 per unit is payable on September 15, 2010 and will be paid to unitholders of record as of August 23, 2010. The ex-distribution date will be August 19, 2010. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on August 11, 2010 of $6.83, Provident’s yield is approximately 10.5 percent.

For unitholders receiving their cash distribution in U.S. funds, the August 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9564. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com